

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

Joanna Coles
Chief Executive Officer
Northern Star Acquisition Corp.
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

> **Re: Northern Star Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 8, 2021**
> **File No. 333-252603**

Dear Ms. Coles:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Structure of the Merger
Consideration to BARK Securityholders, page 85

1.   We note your response to comment 8, and your amended disclosure that "The 150,000,000 value represents 150,000,000 shares of Northern Star common stock, valued at $10.00 per share, reflecting an equity value for BARK of $1.5 billion that was determined by negotiation between the parties." Please amend your disclosure to provide additional detail about the negotiation between the parties, including the factors underlying the agreement on an equity value for BARK of $1.5 billion.

Background of the Merger, page 88

2.   We note your amended disclosure on page 92 that "the thresholds triggering the non-solicitation provisions were restored to their original form." To provide clarity for investors, please amend this disclosure to clearly describe the "original form" thresholds.

Certain Forecasted Financial Information for BARK, page 95

3.   We note your response to comment 17, and your amended disclosure listing the categories of assumptions upon which BARK relied. Please disclose the specific assumptions related to: the size of BARK's addressable market; the status of its international trade relations; the amount of BARK's customer acquisition costs, costs of materials and distribution; the company's future capital commitments and capital expenditures; and intended investments in operating expenses.

Tax Consequences of the Merger, page 101

4.   We note your response to comment 18, and your amended disclosure. We further note Northern Star shareholders are voting on the merger transaction, and the disclosure represents that they will recognize no gain or loss as a result of the merger transaction. Therefore, please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Northern Star's securities and revise your disclosure accordingly. For the reason you note in your response, we would not expect the opinion to cover the exercise of conversion rights. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19, which is available on our website.

Conditions to Closing of Bark, page 111

5.   We note your amended disclosure in response to comment 19, including that "certain of the representations and warranties of Northern Star as to its capitalization," and "certain of the representations and warranties of BARK as to its capitalization," must be true and correct at the closing of the merger. Please amend your disclosure to briefly describe the relevant representation and warranties related to Northern Star's and BARK's capitalization.

Northern Star's Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 169

6.   We note your amended disclosure that, in November 2020, you entered into various consulting agreements. Please disclose the material cash requirements related to these agreements. See Instruction 4 to Item 303(b) of Regulation S-K.

<u>Our Strenghts, page 177</u>

7. We note your response to comment 28, and your amended disclosure on page 177. Please amend your disclosure to clarify how you calculate the "the average life" of a subscription and quantify it.

<u>Bark's Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Non-GAAP Financial Measures</u>
<u>Adjusted EBITDA, page 199</u>

8. We note you have included "Adjusted EBITDA margin" in your non-GAAP disclosures without providing the comparable GAAP measure. Please present the most directly comparable GAAP measure with equal or greater prominence, along with similar discussion provided in regards to your non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

   You may contact Abe Friedman at (202) 551-8298 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc: Jeffrey M. Gallant, Esq.